**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934**

Date of Report (Date of earliest event reported): July 28, 2009



T H E   D I X I E   G R O U P

# THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

| Tennessee | 0-2585 | 62-0183370 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| 104 Nowlin Lane - Suite 101, Chattanooga, Tennessee | 37421 |
|---|---|
| (Address of principal executive offices) | (zip code) |

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.**   **Other Events**

On July 28, 2009, The Dixie Group, Inc. elected to reduce its revolving credit facility to $55,000,000.00 under its Loan and Security Agreement.  This action was taken to reduce non-use availability fees paid by the Company and adjust the facility to anticipated levels of receivables and inventory.

**Item 9.01.**   **Financial Statements and Exhibits.**

(c)   Exhibits

(10.1)   Letter, dated July 28, 2009, from the Company to Bank of America, N.A., as agent, under the Second Amended and Restated Loan and Security Agreement, dated October 24, 2008.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   July 30, 2009                                **THE DIXIE GROUP, INC.**


 By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer

**EXHIBIT 10.1**

July 28, 2009

<u>**SENT VIA E-MAIL**</u>

Mr. Wesley Manus
Bank of America
300 Galleria Parkway, SE
Suite 800
Atlanta, GA 30339

Dear Mr. Manus:

Pursuant to Section 1.1.5 of the Second Amended and Restated Loan and Security Agreement dated October 24, 2008, among the Borrower and Bank of America, N.A as agent, Borrower voluntarily reduces the Agreement's Revolver Commitment by Fifteen Million Dollars ($15,000,000.00) to Fifty Five Million Dollars ($55,000,000.00); such reduction to be effective as of the last day of July, 2009.  No Out-of Formula Condition exists.

Sincerely,
The Dixie Group, Inc.


By:  <u>/s/ Gary A. Harmon</u>
     Gary A. Harmon,
     Vice President and
     Chief Financial Officer